Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 26, 2002

TECHNIP-COFLEXIP
(Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ x ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP

Dated: July 30, 2002

	By:	/s/ Miranda Weeks Miranda Weeks Investor Relations Officer

Paris-La Défense, July 26, 2002

PRESS RELEASE

TECHNIP-COFLEXIP ANNOUNCES THE EFFECTIVE DATE OF THE OMIFCO
PROJECT AND REVIEWS BUSINESS OUTLOOK AT MID-YEAR 2002

Paris, France — Technip-Coflexip (NYSE: TKP and Euronext: 13170) announced today that the contract with Oman-India Fertiliser Company (OMIFCO) for the design and construction of a fertiliser complex in Oman, has become effective, and also commented on the Company’s outlook for 2002.

1)   The OMIFCO contract

This lump sum turnkey contract, worth about USD780 million, was awarded by OMIFCO to a 50/50 joint venture between Technip-Coflexip and Snamprogetti. Its effective date was dependent upon a number of conditions, mostly linked to the financing of the project. These conditions are now met.

In addition to the funds provided by OMIFCO’s shareholders, the project’s financing has been supplemented by Italian and French export credits, as well as a financial loan, which have been syndicated and signed under the leadership of BNP Paribas, Arab Banking Corporation and Australia and New Zealand Banking Group. A first down payment, amounting to 5%, has recently been received by the Technip-Coflexip/Snamprogetti joint venture.

The complex will be erected at Sur, 150 km south of Muscat. It will comprise two 1,750 ton-per-day ammonia plants using the Haldor Topsoe technology, two 2,350 ton-per-day urea plants using Snamprogetti’s technology, two granulation units as well as associated utilities, offsites and marine works. It will be the world’s largest grass-roots fertiliser complex.

Under the terms of the contract, Technip-Coflexip and Snamprogetti will supply engineering design, equipment and materials, construction management, start-up supervision as well as training of the client’s personnel. The major portion of the construction will be carried out by Consolidated Contractors International, as sub-contractor of the Joint Venture.

The completion of this project is slated for July 2005.

OMIFCO’s shareholders are Oman Oil Company (50%), Krishak Bharati Cooperative Ltd (25%) and Indian Farmers Fertilisers Cooperative Ltd (25%).

This major project will contribute to the valorization of the Sultanate of Oman’s vast natural gas resources and will assure export of the total urea production and surplus ammonia production to India, thus strengthening commercial relationships between the two countries.

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2)   Record Order Intake

The award of this important contract comes in addition to the progress made so far this year in order intake. For the first half 2002, order intake reached the record level of EUR2 908 million, up 5% compared to the order intake of EUR2 766 million recorded during first half 2001 on a pro forma basis. For the full year 2001, pro forma order intake was EUR5 086 million.

The main features of the order intake during the first half 2002 can be summarized as follows:

•	Strong increase in SURF (subsea umbilicals, risers and flowlines) especially in West Africa, with large orders awarded for deepwater developments by major oil companies (ExxonMobil and AGIP).

•	Slowdown in floaters and other offshore facilities as very few prospects followed by the Group translated into new awards during the first half 2002.

•	Big upsurge in refining and hydrogen facilities linked either to significant revampings and capacity extensions (Abu Dhabi, Peru) or to compliance with environmental regulations (US and Western Europe).

•	Continued flow of new business in the Middle East, particularly for gas treatments and petrochemical units in Saudi Arabia.

•	A large new order for additional gas liquefaction facilities (LNG) in Nigeria and a strategically important engineering contract for a semi-industrial GTL (gas to liquids) plant in South Africa.

•	A significant breakthrough in China, with several petrochemical units awarded by major Western companies which are investing on a large scale in petrochemical complexes to serve the booming Chinese market.

The major contracts awarded to the Group during the first half of 2002 are the following ones:

•	Upgrading of the Ruwais refinery in Abu-Dhabi (about EUR500 million)

•	The 4th and 5th LNG trains at Bonny Island in Nigeria (about EUR475 million for the Group’s share in this project)

•	Qatif gas treatment plant in Saudi Arabia (about EUR400 million)

•	Several contracts for risers, umbilicals and flowlines for various deepwater developments in West Africa (about EUR290 million)

In addition to the above contract awards, several contracts, with a combined value of about EUR900 million have been signed but not yet entered into the order intake of the first half 2002, while the finalization of their financing is progressing. These contracts include:

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•	The OMIFCO project, previously mentioned, for which EUR110 million will be booked in the Company’s backlog during the third quarter of 2002, while the remaining EUR280 million is expected to be booked before year-end as soon as the closing of the external financing is confirmed.

•	A steamcracker in Iran, worth about EUR290 million. This contract is now expected to come into force by September 2002.

•	A diesel hydrotreatment complex in Turkmenistan, valued at EUR132 million. Signed in January 2002, this contract should come into force during the second half of 2002.

At mid-year, a very intense proposal and bidding effort is underway since significant contracts are expected to be awarded during the next 12 months. As usual, even if competition is tough, Technip-Coflexip maintains the same high level of selectivity as in the past years.

3)   General Outlook

For the full year 2002, the Group’s financial results will be influenced by two factors:

•	Market fundamentals look good, with oil prices remaining above 20 dollars a barrel and a strong push to accelerate development of gas reserves; however, since last fall, general economic and geopolitical uncertainties have lead to longer than expected delays in decision-making, and therefore to the postponement of several projects.

•	The strengthening of the Euro compared to the US dollar (and to a few other currencies) will have a negative impact on the consolidated revenues of the Group, since the value of our sales in US dollar is about 50% of our global revenues, while another 20% of our revenues are expressed in other currencies (British Pound, Australian dollar and Canadian dollar) which also weakened against the Euro.

As a result, based on revised assumptions regarding the scheduling of projects and on currently prevailing exchange rates, revenues for the full year are likely to be comprised between EUR4.5 to EUR4.6 billion, with the difference (compared to previous guidance of EUR4.9 billion) attributable to:

•	Late entry into force of several major onshore contracts and slippage of various projects: about EUR180 million.

•	Effect of the Euro appreciation: EUR130 million.

•	Disposal, in early July 2002, of the Well Operations Division for which revenues were estimated at about EUR30 million for the remainder of the year.

Based on these assumptions, the overall revenues for the full year 2002 are estimated to be between offshore business at about 48%, and onshore activities for 52%.

Regarding EBITDA, the delayed entry into force of contracts and the slippage of various projects will postpone the recognition of the associated margins to 2003. With respect to exchange rate risks, the entities of the Group routinely hedge their foreign currency exposures on contracts.

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However, for consolidation purposes, the translation in Euros of margins generated by affiliates whose currencies have recently been weakening, will have a negative impact on the Group EBITDA. Overall, EBITDA margins for the full year 2002 are expected to remain between 12% and 14% in the offshore business and between 4% and 5 % in the onshore branches. For the second quarter 2002, EBITDA margins are expected to be comprised between 11% and 12% (offshore) and 4% and 5% (onshore).

Going beyond those variations, which reflect either the postponement of margins to 2003 or the accounting impact of currency fluctuations, the capacity of the company to generate profits and to sustain its growth remains on solid footing underpinned by the following factors:

•	The backlog is healthy, with average life-of-project margins on contracts being up to Company expectations. With respect to risk management and margin recognition, Technip-Coflexip maintain the same prudent policies which were followed by both Technip and Coflexip in the past years;

•	Capital expenditures are kept under strict control, while the non-strategic asset disposal program is implemented at a fast pace. As a result, it is expected that free cash-flow should allow for a reduction of our net debt from 2002;

•	The Company’s financial structure is strong. The refinancing of EUR0.8 billion long-term debt last January through the issuance of convertible bonds helped reduce cash financial costs and increase financial flexibility. From 2002 till 2005 (included), after deduction of the roll-over of EUR400 million commercial paper program (for which the liquidity is covered by available credit lines), the amount of debt scheduled for repayment is less than EUR30 million per year.

Daniel Valot, Chairman of the Management Board, commented:

“The overall integration process of the operational teams coming from Coflexip, Aker Deepwater and Technip is progressing satisfactorily in all regions. This bodes well for the future.

A new Chief Financial Officer was hired and will join the Company late September. The name and background of this new CFO will be disclosed in due time.

Unexpected delays in capital commitments and project scheduling are this year creating a difficult environment for the oil services industry. In this context, it is in my view important to point out that Technip-Coflexip was able to grow its order intake without giving up on its standards on margins.

I am therefore confident that we will resume growth in revenues and earnings in 2003, given the positive trend we have witnessed in contracts awards, our potential for additional contract wins in the coming months, and our ability to develop our synergies. Based on the complementary skills and assets of Technip and Coflexip, we are firmly engaged in the process of building a highly successful engineering and construction company.”

For more detailed information, several attachments are provided on the following topics:

1.	Order intake first half 2001 and first half 2002, by business segment

2.	Scheduling of backlog at March 31, 2002,

3.	2001 pro forma revenues and EBITDA per quarter,

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4.	Consolidated Balance Sheet,

5.	Information on the estimated debt of the Group at mid-year 2002,

6.	Information on the computation of fully diluted EPS.

°
°   °

With a workforce of about 18,000 Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (Euronext: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP’s website is accessible at: http://www.technip-coflexip.com

For further information contact:

Sylvie Hallemans Press Relations TECHNIP-COFLEXIP Tel. + 33 (0) 1 47 78 34 85 Fax + 33 (0) 1 47 78 24 33 E-mail: shallemans@technip-coflexip.com	Miranda Weeks Investor Relations Officer TECHNIP-COFLEXIP Tel. + 33 (0) 1 55 91 88 27 Fax + 33 (0) 1 55 91 87 11 E-mail: mweeks@technip-coflexip.com

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business and strategy of the Technip-Coflexip Group. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including currency fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, the timing of development of energy resources, construction and project risks, the strength of competition, interest rate fluctuations, the timing and success of anticipated integration synergies and stability in developing countries. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

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ATTACHMENT 1

ORDER INTAKE BY BUSINESS SEGMENT (unaudited)

	First Half 2001
In millions of EUR	Pro Forma	First Half 2002	% Change

Offshore	1 341	815	-39.2%
Onshore-Downstream	1 265	1 824	+44.2%
Industries	160	269	+68.1%
TOTAL	2 766	2 908	+5.1%

1)	Offshore: Order intake in the first half of 2001 for the Offshore Branch benefited from a large order for floaters valued at about EUR400 million. However, since the execution of this contract commenced during the first half of 2002, the level of activity in the Floaters segment stands at a higher level this year than in 2001.

2)	Onshore-Downstream and Industries: The order intake of the first half of 2002 comes as a sharp reversal of the downwards trend experienced in the years 2000 and 2001. The combined order intake of the two onshore branches stands at EUR2 093 million, which is equivalent to 74% of the 2001 revenues of these two Branches.

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ATTACHMENT 2

SCHEDULING OF BACKLOG AT 31 MARCH 2002 (unaudited)

In millions of EUR	Offshore	Onshore- Downstream	Industries	TOTAL

For the year 2002 (last 3 quarters)	1 183	1 045	193	2 421
For the year 2003	914	1 231	50	2 195
For the year 2004 and beyond	100	802	37	939
TOTAL	2 197	3 078	280	5 555

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ATTACHMENT 3

2001 PRO FORMA REVENUES AND EBITDA (unaudited)

2001 Pro forma Quarterly Revenues and EBITDA

In Millions of EUR	Revenues	EBITDA	EBITDA margin in %

First quarter 2001	1 089.6	109.0	10.0%
Second quarter 2001	1 243.5	130.0	10.5%
Third quarter 2001	1 264.7	86.3	6.8%
Fourth quarter 2001	1 352.0	124.5	9.2%
Full Year 2001	4 949.8	449.8	9.1%

2001 Pro forma Revenues by Business Segment

Amounts in millions	Q1-2001		Q2 - 2001		Q3 - 2001		Q4 - 2001

	EUR	% of Total	EUR	% of Total	EUR	% of Total	EUR	% of Total

Offshore	446.6	41.0	541.9	43.6	583.3	46.12	554.0	41
Onshore / Downstream	555.0	50.9	534.6	43.0	572.4	45.26	690.0	51
Industries	88.0	8.1	167.0	13.4	109.0	8.62	108.0	8
Total Technip-Coflexip	1 089.6	100.0	1 243.5	100.0	1 264.7	100,00	1 352.0	100

2001 Pro Forma EBITDA by Business Segment

Amounts in millions	Q1-2001		Q2 - 2001		Q3 - 2001		Q4 - 2001

	EUR	%	EUR	%	EUR	%	EUR	%

Offshore (1)	60.5	13.5%	84.2	15.5%	36.8	6.3%	69.9	12.4%
Onshore / Downstream (2)	45.5	8.2%	43.7	8.2%	47.0	8.2%	53.1	7.7%
Industries (3)	3.0	3.4%	2.1	1.2%	2.5	2.3%	1.5	1.4%
Total Technip-Coflexip	109.0	10.0%	130.0	10.5%	86.3	6.8%	124.5	9.2%

1)	In the Offshore Branch, the unusually high level of the EBITDA ratio during the second quarter of 2001 (15.5%) is mainly linked to the settlement of past years claims on several completed contracts in Norway. Without this item, the EBITDA margin would have been 11%.

The low level registered during the third quarter (6.3%) comes from two non-recurring factors: losses on a rig refurbishment contract for a Russian company and expenses made by Coflexip in connection with the take-over bid initiated by Technip. Without these non-recurring items, the EBITDA margin would have been 12.9%.

2)	In the Onshore-Downstream Branch, the high level of EBITDA ratio registered during the year (about 8% per quarter) is mostly linked to margin recognition on very large contracts (MIDOR, SINCOR and OGD-II) which were successfully completed during the year.

3)	In the Industries Branch, the low level of EBITDA ratio comes from the predominance of service contracts and from weaker than anticipated margins on two medium-size lump-sum turnkey contracts.

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ATTACHMENT 4

CONSOLIDATED BALANCE SHEET

		March 31, 2002
In millions of EUR	Dec. 31, 2001	(unaudited)

ASSETS
Cash and cash equivalents	763	636
Premium on redemption of Convertible Bonds	0	90
Other Current Assets	1 123	1 243
Work in Progress	6 425	5 659
Investments and other assets	111	113
Property, Plants & equipment, Fleet	983	959
Intangible assets	2 713	2 690
TOTAL ASSETS	12 118	11 390
LIABILITIES
Other Current Liabilities	1 433	1 443
Progress Payments on contracts	6 472	5 613
Premium on redemption of Convertible Bonds	0	93
Short term financial debt	458	400	(a)
Long term financial debt	1 182	1 272	(b)
Accrued liabilities	338	340
Minority interest	21	21
Shareholders’ Equity	2 214	2 208
TOTAL LIABILITIES	12 118	11 390

	Dec. 31, 2001	March 31, 2002

(a) of which commercial paper:	185	300
(b) of which convertible bonds:	—	793

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ATTACHMENT 5

INFORMATION ON THE ESTIMATED DEBT POSITION AT MID-YEAR 2002

Estimated consolidated net debt	Billion of EUR

Consolidated debt	1.7	(1)
Cash position	0.6
Net debt	1.1

(1)	including EUR93 million of redemption premium on the convertible bonds

•   Structure of the debt for the year 2002:

•	Fixed rate: 71%

•	Variable rate: 29%

•   Breakdown of the debt by currencies:

•	Euro: 77%

•	US Dollar: 22%

•	Other currencies: 1%

• Debt Repayment schedule: (in millions of EUR)

•	2002: 420 (of which EUR399 million is a French commercial paper program, periodically re-issued and backed by available credit lines)

•	2003: 23

•	2004: 25

•	2005: 12

•	2006: 1 227, including:

•	886: convertible bonds, including the redemption premium

•	341: Aker Deepwater acquisition credit

This amount of EUR1 227 million can be substantially reduced, if convertible bonds are converted into equity.

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ATTACHMENT 6

INFORMATION ON THE COMPUTATION
OF THE DILUTED EARNINGS PER SHARE

31 December 2001:	25,387,550
31 March 2002:	28,485,715
30 June 2002:	29,308,601

At 31 March 2002, the number of shares used for the computation of the diluted earnings per share included 2/3rds of the convertible bonds issued at the end of January 2002.

For the six months ended 30 June 2002, 5/6ths of the convertible bonds issued in January 2002 are taken into account, i.e. 3,889,706 bonds out of a total of 4,667,647.

The Technip-Coflexip shares held by Isis (1,847,376 shares) are excluded from the number of shares used for computing the diluted EPS, at all times. These shares will be cancelled in the coming weeks, as a result of a decision voted at the Annual Shareholders Meeting of June 20, 2002.

Since the convertible bonds are included in the number of shares used to compute the fully diluted earnings per share, those earnings include the impact, net of tax, of the financial charges associated to the convertible bonds, i.e.:

•	Cash interest payment of 1 % on EUR793 million raised at the end of January 2002

•	Redemption premium provision of EUR18.7 million for a full year and EUR17.1 million for 2002

Therefore, for the first quarter of 2002, to calculate fully diluted earnings per share, net interest charges on the convertible bonds and the provision for the redemption premium, together totaling EUR4.4 million have been added to the EUR16.1 million net income (before exceptional items and goodwill amortization charges), i.e. 20.5 million / 28,485,715 = EUR0.72 per share.

In future quarters, the interest rate charges on the convertible bonds and the redemption premium provision, together, will come to EUR5.9 million net of tax effect.

In 2002, the interest charges and redemption premium that would be added to net income for calculation of fully diluted EPS will therefore be EUR21.6 million net of tax effect. On a full-year basis, from 2003 onwards this amount will be EUR23.6 million net of tax effect.

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